SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO MARKET

São Paulo, SP, Brazil, June 02, 2011 – Pursuant to Article 12 of CVM Instruction 358/02, Gafisa S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”) hereby discloses to the market the following communication, received on this date, from its shareholder, Blackrock, Inc., a United States company, with headquarters located at 40 East 52nd Street, New York, New York, 10022-5911, United States of America (“Investor”):

1. The Investor, on behalf of some clients, as an investment administrator, have acquired common shares issued by Gafisa, being that, on May 27, 2011, its aggregate holdings have reached 16,932,878 common shares and 5,099,494 American Depositary Receipts representative of common shares, equivalent to approximately 5.10% of totality of common shares issued by the Company;

2. The Investor declares that its objective for the participation in the company is as a passive investment and the participation does not have the objective of changing the controlling group or the administrative structure of the Company;

3. In addition, the Investor declares that it does not hold any convertible debentures issued by the Company; and

4. Finally, the Investor declares that it has not entered into any agreement governing the exercise of voting rights or the purchase and sale of the securities issued by the Company.

São Paulo, June 02, 2011.

GAFISA S.A.

Alceu Duilio Calciolari

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 02, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer